Exhibit 99.1

January 7, 2019

Dr. Vincent Wenyong Shi

Link Motion Inc.

No. 4, Courtyard No. 11, He Ping Li East Street

Dong Cheng District, Beijing 100013, China

Re: Link Motion Inc.

Dear Dr. Vincent Wenyong Shi:

The purpose of this letter is to inform you that Marcum Bernstein & Pinchuk LLP (“MBP,” “we,” “us” or “our”) has resigned as the independent registered public accounting firm for Link Motion Inc. (the “Company”), effective immediately.

As you are aware and as disclosed in the Company’s Form 6-K filed on May 16, 2018, the Company’s management identified an error regarding the classification of RMB512 million of its term deposits ("Term Deposits"). At that time, management also identified that certain agreements related to the Term Deposits, such as a joint custodian agreement, pledge agreement and the related personal bank loan agreements for Dr. Vincent Wenyong Shi (“Dr. Shi”), the Chief Operating Officer and Chairman of Board of Directors of the Company should have been disclosed and the Term Deposits should have been classified as restricted in the Company’s audited financial statements as of and for the year ended December 31, 2016. The management team began a comprehensive review process in order to make necessary adjustments and any required disclosures.

As part of their review process, the Company has informed us that they have identified the following matters, that if further investigated, might impact the Company’s audited financial statements as of and for the years ended December 31, 2017 and/or 2016: (i) the proper classification of RMB512 million of Term Deposits resulting in the overstatement of term deposits and understatement of restricted term deposits (ii) the disclosures associated with the Term Deposits (iii) the proper accounting, the nature of (including business purpose), and disclosures about the RMB113.2 million payment to Dr. Shi concerning the reversal of the 5.66% equity in FL Mobile and (iv) other associated accounting treatments and disclosure resulting from the agreements related to the Term Deposits, such as a joint custodian agreement, a pledge agreement and the related personal bank loan agreements for Dr. Shi.

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumbp.com

In addition, a special committee of independent directors of the Company’s Board announced findings in the Company’s Form 6-K filed on September 10, 2018, related to its investigation of allegations raised by the former Chairman and Chief Executive Officer (CEO) of the Company related to internal governance matters raised in connection with an investigation into the former CEO’s resignation and replacement. MBP also received emails containing further allegations directly from the former CEO.

To date, notwithstanding MBP’s repeated requests, the Company has been unable to provide the information and documentation that MBP requires to determine whether an investigation of adequate scope has been performed and completed, as well as the impact of the results of the investigation on our work and on the Company’s 2016 and 2017 financial statements.

These matters also raise questions relating to our ability to rely on the representations of management.

We confirm that our opinion dated April 25, 2017 on the Company’s 2016 financial statements should no longer be relied upon. In addition, based on the foregoing, we are not in a position to reissue our opinion on the Company’s 2016 financial statements nor are we in a position to conclude our work and issue any opinion on the Company’s 2017 financial statements. Accordingly, we hereby resign as the Company’s independent registered public accounting firm, effective immediately.

Sincerely,

Marcum Bernstein & Pinchuk LLP

Sent Via E-Mail vincent@lkmotion.com

CC:

The Audit Committee

VIA MAIL: SECPSletters@sec.gov.

Office of the Chief Accountant

SECPS Letter File

Securities and Exchange Commission